NO ACT

DC
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3-4-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08041723

Received SEC

MAR 0 7 2008

Washington, DC 20549

March 7, 2008

Margaret M. Foran
Senior Vice President – Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: _____ *1934* _____
Section: _____
Rule: _____ *14A-8* _____
Public
Availability: *3/7/2008*

Re: Pfizer Inc.
        Incoming letter dated March 4, 2008

Dear Ms. Foran:

        This is in response to your letters dated March 4, 2008 and March 6, 2008
concerning the shareholder proposal submitted to Pfizer by Kenneth Steiner. Our
response is attached to the enclosed photocopy of your correspondence. By doing this,
we avoid having to recite or summarize the facts set forth in the correspondence. Copies
of all of the correspondence also will be provided to the proponent.

        In connection with this matter, your attention is directed to the enclosure, which
sets forth a brief discussion of the Division's informal procedures regarding shareholder
proposals.

PROCESSED

MAR 1 4 2008

THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
        2215 Nelson Ave., No. 205
        Redondo Beach, CA 90278

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853



Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

March 4, 2008

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

> Re: *Shareholder Proposal of Kenneth Steiner*
>   *Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal (the "Proposal") received from Kenneth Steiner (the "Proponent"), naming John Chevedden as his designated representative.

The Proposal recommends that the Board of Directors of Pfizer (the "Board") "adopt cumulative voting." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause Pfizer to violate applicable state law.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause Pfizer To Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. Pfizer is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Morris, Nichols, Arsht & Tunnell LLP, attached hereto as Exhibit B (the "Delaware Law Opinion"), Pfizer believes that the Proposal is

excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause Pfizer to violate the Delaware General Corporation Law (the "DGCL").

The Proposal is vague as to the method it intends to recommend that the Board "adopt" cumulative voting. As more fully described in the Delaware Law Opinion, insofar as the Proposal intends to recommend that the Board adopt cumulative voting by any method other than an amendment to Pfizer's Restated Certificate of Incorporation (the "Certificate"), the Proposal would, if implemented, cause Pfizer to violate the state law. Specifically, Section 214 of the DGCL provides that a Delaware corporation may provide the corporation's shareholders with cumulative voting rights only through its certificate of incorporation. *See 8 Del. C.* § 214 (stating that "*the certificate of incorporation*" may provide for cumulative voting) (*emphasis added*); *see also The Standard Scale & Supply Corp. v. Chappel*, 141 A. 191 (Del. 1928) (shares voted cumulatively in an election of directors counted on a "straight" basis because the certificate of incorporation did not provide for cumulative voting); *McIlquham v. Feste*, 2001 Del. Ch. LEXIS 139, at *15 (Del. Ch. Nov. 16, 2001) (noting that "because the [defendant company's] certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected").

Pfizer's Certificate does not provide for cumulative voting with respect to director elections. Consequently, because Delaware law requires that cumulative voting be implemented only in a company's certificate of incorporation, the adoption of cumulative voting would require an amendment to the Certificate. Although the Proposal is vague as to the suggested manner of adoption, insofar as the Proposal intends to recommend that the Board adopt cumulative voting by any method other than an amendment to the Certificate, the Proposal would, if implemented, cause Pfizer to violate Section 214 of the DGCL. The Staff previously has concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(2) when the proposal requested that a company's board of directors adopt cumulative voting either as a bylaw or as a long-term policy, rather than as an amendment to the company's certificate of incorporation. *See AT&T, Inc.* (avail. Feb. 7, 2006).

Moreover, as explained more fully in the Delaware Law Opinion, Delaware law requires bilateral action by the board and shareholders to amend a company's certificate of incorporation. Pursuant to Section 242 of the DGCL, in order for a company to amend its certificate of incorporation, the board of directors must first adopt a resolution setting forth the amendment proposed, declare the advisability of the amendment and call a meeting at which the shareholders may vote on the amendment. Second, a majority of the outstanding stock entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment must affirmatively vote in favor of the amendment to the company's certificate of incorporation. *See 8 Del. C.* § 242(b)(1). As set forth in the Delaware Law Opinion, the Delaware Supreme Court has required strict compliance with this two-step procedure.

The Staff recently has concurred in the exclusion of several shareholder proposals submitted by the Proponent or his representative with identical resolutions recommending that

the board of directors of a company incorporated in the state of Delaware "adopt cumulative voting." Specifically, the Staff has granted no-action relief in reliance on Rule 14a-8(i)(2), or Rule 14a-8(i)(2) and Rule 14a-8(i)(6), in each instance noting that "in the opinion of your counsel, implementation of the proposal would cause [the company] to violate state law." *Time Warner Inc.* (avail. Feb. 26, 2008); *Citigroup Inc.* (avail. Feb. 22, 2008); *Boeing Co.* (avail. Feb. 20, 2008); *AT&T, Inc.* (avail. Feb. 19, 2008). The shareholder proposals in these no-action requests, as well as the Proposal, are distinguishable from the cumulative voting shareholder proposal in *Wal-Mart Stores, Inc.* (avail. Mar. 20, 2007), where the Staff did not to concur in the omission of a shareholder proposal requesting that the company's board of directors "take all the steps in their power" to adopt cumulative voting. The Staff has recognized that a proposal requesting a company's board of directors "take all the steps in their power" to amend a certificate of incorporation is distinguishable from a proposal that a board of directors unilaterally adopt cumulative voting or amend a certificate of incorporation. *See The Home Depot, Inc.* (avail. Apr. 4, 2000) (noting that a shareholder proposal calling for the company to reinstate simple majority voting would not be excludable if it was "recast as a recommendation or request that the board of directors *take the steps necessary to implement the proposal*") (*emphasis added*). In contrast to *Wal-Mart*, the Proposal and the proposals cited above recommend that the Board "adopt cumulative voting," which it is not empowered to do under Section 242 of the DGCL.

Accordingly, for the reasons set forth above and as supported by the Delaware Law Opinion, Pfizer believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause Pfizer to violate applicable state law.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2008 Proxy Materials. Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments and concurrently sent copies of this correspondence to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only.

      If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran/eal

Margaret M. Foran

Enclosures

cc: John Chevedden

EXHIBIT A

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021



Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Kindler,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of
our company. This proposal is for the next annual shareholder meeting. Rule 14a-8
requirements are intended to be met including the continuous ownership of the required stock
value until after the date of the respective shareholder meeting and the presentation of this
proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis,
is intended to be used for definitive proxy publication. This is the proxy for John Chevedden
and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming
shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct
all future communication to John Chevedden at:
    olmsted7p (at) earthlink.net
    (In the interest of company cost savings and improving the efficiency of the rule 14a-8
    process please communicate via email.)
    PH: 310-371-7872
    2215 Nelson Ave., No. 205
    Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of
the long-term performance of our company. Please acknowledge receipt of this proposal
promptly by email.

Sincerely,

Kenneth Steiner   10/27/07
                                          Date

cc: Margaret M. Foran
Corporate Secretary
Phone: 212 573-2323
Suzanne Rolon
Manager, Communications
Corporate Governance | Legal Division
212.733.5356p | 212.573.1853f

[PFE: Rule 14a-8 Proposal, November 11, 2007]
3 – Cumulative Voting
RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at GM in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting also allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

Please encourage our board to respond positively to this proposal:
Cumulative Voting
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
  • the company objects to factual assertions because they are not supported;
  • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. Box 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

March 4, 2008

Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters of Delaware law relating to a proposal (the "Proposal") submitted to Pfizer Inc., a Delaware corporation (the "Company"), by Kenneth Steiner for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders. More specifically, you have asked us whether implementation of the Proposal would cause the Company to violate Delaware law.

I. The Proposal

The Proposal, if approved by stockholders, would recommend that the board of directors of the Company (the "Board") "adopt cumulative voting." In its entirety, the Proposal reads as follows.

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number [sic] of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single

candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.[1]

II.   Summary.

The Proposal recommends that the Board "adopt cumulative voting." Although the Proposal does not state how the Board should go about "adopting" cumulative voting, if the Proposal intends to recommend that the Board proceed by any method other than an amendment to the Company's restated certificate of incorporation, it is our opinion that the Proposal would, if implemented, violate Delaware law because, as explained in the following section of this letter, cumulative voting may only be provided for in a certificate of incorporation. If the Proposal intends to recommend that the Board unilaterally adopt cumulative voting by amending the Company's restated certificate of incorporation, it is our opinion that the Proposal would, if implemented, violate Delaware law because, as explained in the following section of this letter, an amendment to a certificate of incorporation can only be accomplished by bilateral action of a board and the stockholders of a corporation.

III.   Cumulative Voting Must Be Provided For In A Certificate of Incorporation, Which May Only Be Amended By Bilateral Action Of A Board And The Stockholders; The Proposal, Therefore, Cannot Be Validly Effected By The Board Alone.

The Proposal requests that the Board "adopt cumulative voting." Section 214 of the Delaware General Corporation Law (the "DGCL") addresses cumulative voting. That Section provides:

---

[1]   A longer supporting statement, not relevant to our opinion, accompanies the proposal.

> *The certificate of incorporation* of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

8 *Del. C.* § 214 (emphasis added).

As the italicized portion of Section 214 indicates, only a *certificate of incorporation* may permit cumulative voting. The DGCL "contains 48 separate provisions expressly referring to the variation of a statutory rule by charter," including Section 214, and those provisions "make clear that the specific grant of authority in that particular statute is one that can be varied only by charter." *Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837, 844 & 848 (Del. Ch. 2004); *see also The Standard Scale & Supply Corp. v. Chappel*, 141 A. 191, 192 (Del. 1928) (holding that shares voted cumulatively in the election of directors must be counted on a "straight" basis because the corporation's certificate of incorporation did not provide for cumulative voting); *McIlquham v. Feste*, 2001 Del. Ch. LEXIS 139, at *15 (Del. Ch. Nov. 16, 2001) ("Finally, because the MMA certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected."); *Palmer v. Arden-Mayfair, Inc.*, 1978 Del. Ch. LEXIS 699, at *5 (Del. Ch. July 6, 1978) ("In addition, since the certificate of incorporation of Arden-Mayfair does not provide for the election of directors by cumulative voting, its directors are elected by straight ballot."); 2 EDWARD P. WELCH ET AL., FOLK ON THE DELAWARE GENERAL CORPORATION LAW tbl. 2 (5th ed.

2007) (listing Section 214 among DGCL provisions setting forth default rules that are "subject to variation or control by the certificate of incorporation"), *cited in Jones Apparel Group, Inc.*, 883 A.2d at 844; 2 DAVID A. DREXLER ET AL., DELAWARE CORPORATION LAW AND PRACTICE § 25-05, at 25-8 (2006) ("Under Section 214, a corporation may adopt in its certificate of incorporation cumulative voting either at all elections or those held under specified circumstances, but unless the charter so provides, conventional voting is applicable."). Thus, Delaware law is clear that cumulative voting may only be implemented in a certificate of incorporation and, although the Proposal is vague as to the suggested manner of adoption of cumulative voting, insofar as the Proposal intends to recommend that the Board "adopt" cumulative voting by any method other than an amendment to the Company's restated certificate of incorporation, it is our opinion that the Proposal would, if implemented, cause the Company to violate Delaware law.

Moreover, insofar as the Proposal intends to recommend that the Board unilaterally adopt cumulative voting by amendment to the Company's restated certificate of incorporation, it is our opinion that the Proposal would, if implemented, cause the Company to violate Delaware law because the Board cannot adopt such an amendment without stockholder approval. Section 242 of the DGCL requires a two-step process to amend a corporation's certificate of incorporation: *first,* the board of directors must adopt "a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders"; *second,* a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, must be voted in favor of

the amendment. 8 *Del. C.* § 242(b).[2] Only if these two steps are taken in precise order does a

corporation have the power to file a certificate of amendment with the office of the Secretary of

State of the State of Delaware to effectuate the amendment. The Delaware Supreme Court has

emphasized this procedure:

> [I]t is significant that two discrete corporate events must occur, in
> precise sequence, to amend the certificate of incorporation under 8
> *Del. C.* § 242: First, the board of directors must adopt a resolution
> declaring the advisability of the amendment and calling for a
> stockholder vote. Second, a majority of the outstanding stock
> entitled to vote must vote in favor.

Williams v. Geier, 671 A.2d 1368, 1381 (Del. 1996); *see also Gantler v. Stephens*, 2008 Del. Ch.

LEXIS 20, at *45 n.81 (Del. Ch. Feb. 14, 2008) ("A board must submit a proposed amendment

---

[2] Section 242(b)(1) provides in full as follows.

> (b) Every amendment authorized by subsection (a) of this section
> shall be made and effected in the following manner:

> (1) If the corporation has capital stock, its board of directors shall
> adopt a resolution setting forth the amendment proposed, declaring
> its advisability, and either calling a special meeting of the
> stockholders entitled to vote in respect thereof for the
> consideration of such amendment or directing that the amendment
> proposed be considered at the next annual meeting of the
> stockholders. Such special or annual meeting shall be called and
> held upon notice in accordance with § 222 of this title. The notice
> shall set forth such amendment in full or a brief summary of the
> changes to be effected thereby, as the directors shall deem
> advisable. At the meeting a vote of the stockholders entitled to vote
> thereon shall be taken for and against the proposed amendment. If
> a majority of the outstanding stock entitled to vote thereon, and a
> majority of the outstanding stock of each class entitled to vote
> thereon as a class has been voted in favor of the amendment, a
> certificate setting forth the amendment and certifying that such
> amendment has been duly adopted in accordance with this section
> shall be executed, acknowledged and filed and shall become
> effective in accordance with § 103 of this title.

8 *Del. C.* § 242(b)(1).

of the certificate of incorporation to the shareholders for a vote, and it will not be effective unless 'a majority of the outstanding stock entitled to vote thereon' votes in favor of the amendment."); *Lions Gate Entm't Corp. v. Image Entm't, Inc.*, 2006 Del. Ch. LEXIS 108, at *23-*24 (Del. Ch. June 5, 2006) ("Because the Charter Amendment Provision purports to give the . . . board the power to amend the charter unilaterally without a shareholder vote, it contravenes Delaware law and is invalid."); *Klang v. Smith's Food & Drug Centers, Inc.*, 1997 Del. Ch. LEXIS 73, at *53-*54 (Del. Ch. May 13, 1997) ("Pursuant to 8 *Del. C.* § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect a majority of outstanding stock must vote in its favor.").

IV.   Conclusion.

Insofar as the Proposal asks the Board to adopt the Proposal in any manner <u>other</u> <u>than</u> through an amendment of the Company's restated certificate of incorporation, the implementation of the Proposal would cause the Company to violate Delaware law because Delaware law requires that cumulative voting be provided for in a certificate of incorporation. Insofar as the Proposal asks the Board unilaterally to adopt cumulative voting by amendment to the Company's restated certificate of incorporation, the implementation of the Proposal would also cause the Company to violate Delaware law because Delaware law requires that an amendment to a certificate of incorporation be preceded by action of *both* the directors and the stockholders.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

1745649.1

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017
Tel 212 733 4802 Fax 212 573 1853



Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

March 6, 2008

VIA EMAIL AND HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

      Re: *Supplemental Letter Regarding Shareholder Proposal of Kenneth Steiner*
              Represented by John Chevedden
              Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On March 4, 2008, Pfizer Inc. ("Pfizer") submitted a letter (the "No-Action Request"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that Pfizer intended to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Kenneth Steiner (the "Proponent"), naming John Chevedden as his designated representative. The Proposal recommends that the Company's Board of Directors (the "Board") "adopt cumulative voting."

The No-Action Request indicated our belief that the Proposal may be excluded pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause Pfizer to violate applicable state law. We write supplementally to notify the Staff that Pfizer is planning to finalize and print its 2008 Proxy Materials on March 7, 2008. We acknowledge that this no-action request is being submitted less than 80 calendar days before Pfizer expects to file its 2008 Proxy Materials on March 14, 2008, and request that the Staff agree to waive the 80-day requirement set forth in Rule 14a-8(j). We believe that Pfizer has "good cause" for this request based upon new Staff no-action letters relating to proposals with identical resolutions that have only recently become publicly available.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments and concurrently sent copies of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any

response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran

Margaret M. Foran

cc: John Chevedden

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
       Incoming letter dated March 4, 2008

The proposal recommends that the board adopt cumulative voting.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Pfizer to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We note that Pfizer did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Greg Belliston
Special Counsel

END